SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 07 February 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	GROUP CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE DIRECTOR AND PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	2,458 (Deferred Bonus Plan)
		£2.4690	64,630 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	67,088 £165,640
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE DIRECTOR AND PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	855 (Deferred Bonus Plan)
		£2.4690	30,218 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	31,073 £76,719

e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO EE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND THE BT GROUP RETENTION SHARE PLAN.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	811 (Deferred Bonus Plan)
		£2.4690	12,849 (Incentive Share Plan)
		£2.4690	5,880 (Retention Share Plan
d)	Aggregated information - Aggregated volume - Price	19,540 £48,244
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL SERVICES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	1,006 (Deferred Bonus Plan)
		£2.4690	9,136 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	10,142 £25,041
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO WHOLESALE & VENTURES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	681 (Deferred Bonus Plan)
		£2.4690	12,459 (Incentive Share Plan)
		£2.4690	5,736 (Retention Share Plan)
d)	Aggregated information - Aggregated volume - Price	18,876 £46,605
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	76 (Deferred Bonus Plan)
		£2.4690	7,099 (Incentive Share Plan)
		£2.4690	526 (Retention Share Plan)
d)	Aggregated information - Aggregated volume - Price	7,701 £19,014
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GRAHAM SUTHERLAND
2	Reason for the notification
a)	Position/status	CEO BUSINESS AND PUBLIC SECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	1,760 (Deferred Bonus Plan)
		£2.4690	18,557 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	20,317 £50,163
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO TECHNOLOGY, SERVICE & OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	1,356 (Deferred Bonus Plan)
		£2.4690	12,702 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	14,058 £34,709
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.4690	566 (Deferred Bonus Plan)
		£2.4690	15,597 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	16,163 £39,906
e)	Date of the transaction	6 FEBRUARY 2018
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 07 February 2018